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September 23, 2022	PARIS
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VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Evan Ewing

                Anne Parker

                Division of Corporation Finance

                Office of Manufacturing

Re:          ACE Convergence Acquisition Corp.

Post-Effective Amendment No. 3 to Form S-4

Filed September 8, 2022

File No. 333-261055

Ladies and Gentlemen:

On behalf of our client, ACE Convergence Acquisition Corp., a Cayman Islands exempted company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Post-Effective Amendment No. 4 (“Amendment No. 4”) to the above-captioned Registration Statement on Form S-4 of the Company originally filed with the Commission on November 12, 2021, as amended on February 1, 2022, March 17, 2022, April 18, 2022, July 5, 2022, August 12, 2022, and September 8, 2022 (collectively, the “Registration Statement”).

Amendment No. 4 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Abdi, the Company’s Chief Executive Officer, dated September 20, 2022, from the staff of the Commission (the “Staff”) and other updated information.

The numbered paragraphs in bold below set forth the Staff’s comments together with the Company’s responses. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 4, which is being filed with the Commission contemporaneously with the submission of this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 4.

Post-Effective Amendment No. 4 to Registration Statement

General

1.	Please revise throughout the filing to also provide the amount remaining in the trust account as of a recent practicable date. For example, on page 34 you do not clearly adjust for the $43,349,494 was paid out of the trust account in connection with the redemptions received in connection with the shareholder vote to extend the date by which the company must complete an initial business combination to October 13, 2022.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the letter to the Company’s shareholders and on pages 20, 22-23, 29, 36, 54, 59, 96, 111-113, 122-124, 182, 251, 253, and 266-267 of Amendment No. 4.

*       *      *

We thank the Staff for its review of the foregoing and Amendment No. 4. If you have further comments, please do not hesitate to contact me at michael.mies@skadden.com or by telephone at (650) 470-3130.

Sincerely,

/s/ Michael J. Mies
Name: Michael J. Mies

cc:           Behrooz Abdi, ACE Convergence Acquisition Corp.

                Joy Weiss, Tempo Automation, Inc.

                Ryan J. Maierson, Latham & Watkins LLP

                Thomas G. Brandt, Latham & Watkins LLP